RedHill Biopharma Ltd.
21 Ha'arba'a Street
Tel Aviv, 6473921, Israel

April 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Deanna Virginio

Re:	RedHill Biopharma Ltd. Registration Statement on Form F-3 Filed on March 30, 2021 File No. 333-254848 (the “Registration Statement”) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, RedHill Biopharma Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:00 p.m., Eastern Time, on April 8, 2021, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours, REDHILL BIOPHARMA LTD.

By:	/s/ Dror Ben-Asher
Dror Ben-Asher Chief Executive Officer and Chairman of the Board of Directors

cc:              Rick A. Werner, Esq., Haynes and Boone, LLP